Underground Mushroom Co's Business Plan.

Table of Contents:

- **Company mission statement**

Our goal at Underground is to provide our chefs and local markets with a consistent product they can incorporate into their menus and product line. Our small scale model allows us to be directly in touch with our clients and incorporate their desires into our business. We hope to earn trust and become a reliable farm that adds mouthwatering ingredients customers will seek out.

- **Company philosophy and vision**

As a business, UMC prides itself on integrity, creativity and community. People should have access to delicious food that both satisfies their hunger but also fuels their imagination. Currently the offerings for mushrooms in our area are limited in production, availability, and variety. As a result UMC is uniquely positioned to fill a gap that both chefs and consumers may not currently be aware of. By expanding the presence of new and unique types of edible gourmet mushrooms people will gain an appreciation for how they are grown and ultimately become excited to purchase them.

- *What is the ultimate Vision for UMC?*

Mushrooms want to grow exponentially. This is both a blessing and curse to the industry. Throughout my research, more often than not, this has been the primary pitfall for many farmers before me. Just because you can grow, doesn't necessarily mean you should. While I could sit here and say "I'm going to quadruple our output in the first 2 years!" I know that's unwise. There are many factors that lead to failure and the larger the business, the more challenging it is to course correct when problems arise. My vision is to start a small growing operation that consistently produces 300-400 lbs. of mushrooms per week to sell to restaurants and at farmers markets. In addition to growing operations on site, I hope to create "at home grow kits" that people can purchase online. I'm sure that once I can accomplish this goal, my ambition will take me to the next stage.

Company goals

Initially my goal is to secure a location that fits my needs and to get it operational in the first two months. My primary requirements are refrigeration space for harvested mushrooms as well as an ample power supply to run my steam sterilizer that requires 11000 watts of electricity. While relatively small (1800 sq.ft) the location at 58 Pulaski street in Peabody Massachusetts provides that. There is already a walk-in cooler and the power supply is 220 amps. In addition, there is a functional Hvac system that will allow the space to have the appropriate climate controls.

A majority of the space needs to be climate controlled which changes depending of the stage of the grow. While in incubation the substrate blocks I make require temps between 63-68 degrees and a well ventilated space with consistent air flow. Each bag produces about 2 btus of heat during this stage so without ventilation they can overheat, suffocate and die. By my measurements I'll be able to incubate approx. 600 bags of substrate at any given time in the Peabody location. Incubation can last anywhere between 14 - 30 days depending on the species. This factor will come into consideration when selecting what to grow throughout the year.

The fruiting stage of production requires a similar temp but much higher humidity. Since each mushroom can produce up to 1 million spores, a quality ventilation system is a must. I plan to build two fruiting chambers with metal frames and corrugated plastic siding. This will allow me to fruit in 1 while the other is cleaned and sterilized without having to move the fruiting blocks in and out of each chamber unnecessarily. It also gives me the ability to observe my crop without entering and exiting the chamber unnecessarily which will cut down on contamination. My goal is to design creative systems that limit the amount of touches per bag which will cut down on labor and increase efficiency. My long term goals are based on my ability to create streamlined solutions I can control as well as number of clients and the profits I generate over the first year. I'm not ruling out expansion but it is not on my mind during this initial stage of the business.

- **Target market**

My target market is 5 fold. First off, I plan on selling to chefs in the local area. Depending on the size of the order I believe that my operation can supply 6-12 restaurants using this model. **The pricing for local chefs would be as follows: 1/lb @ $14.00 3/lbs. @ $34.00 with free deliveries for purchases over $100.** Secondly, I want to sell my product at farmers markets. Farmers markets bring the highest returns and I plan to sell directly to the consumer for $20/lb. Third, I plan to create at home grow kits that I will market online and at farmers markets. The average going rate for a 10/lb substrate block online is $30. Each block will likely produce upwards of 2 lbs. of mushrooms. I plan on discounting my blocks and selling them for $25. This may seem like a steep discount however, when you recognize that the cost associated with producing the block itself falls between $4 and $6 dollars depending on incubation time, you'll see that this revenue stream still has a great profit margin. Fourth , I plan to have a refrigerated display at the front of the shop that people can walk up and purchase mushrooms from. Finally, I am in contact with the regional produce manager for WholeFoods who is excited to carry local mushrooms. The goal is to market any excess mushrooms I produce to them at a discount ($10) to avoid waste and to get our name out into the larger community.

- **Industry**

Currently the only commercial mushroom grower on the North Shore is Wayne Miller with The Beverly Farms. I was supplying him with blocks, and since our parting of ways he is attempting to produce blocks himself. His small scale operation will be enough to satiate the demand we have here in the area.

Many chefs in the area are either buying mushrooms from their Sysco vendor or independent vegetable services. Others are driving into Boston/Chelsea Market to buy from wholesale vendors. Chef's are willing to pay upwards of $13 per pound from wholesalers so taking me on a vendor offers restaurants more variety and convenience at a competitive price.

With the increased awareness of locally sourced foods customers will also help drive demand for my product. Word of mouth has been my biggest generator of fruiting block sales. I would estimate for each block I sell by advertisement, I generate two organically sourced referrals for additional blocks. As far as finished mushrooms, they sell themselves at my price point. I plan on selling my mushrooms at farmers markets by the pound and will offer at least 3 varieties to entice customers to purchase more.

The demand for mushrooms on the North Shore is only going to increase over time once people become aware they are readily available. In the short term, there are plenty of restaurants in the area who will buy from me. I have already generated three clients who are purchasing 35 lbs. per week. These accounts did not take much persuasion but rather a small sample of our product and a call back to close the deal.

- **Legal structure**

Underground Mushroom Co. is currently operating as an LLC with myself as having 100% ownership of the company. I'm asking for startup money in exchange for a share of the business.

- **Products and Services:**

First and foremost UMC wants to sell mushrooms! While selling fruiting blocks in bulk to other farmers or directly to consumers is profitable, for a small scale production like ours, the money is in selling the finished product. The raw materials to produce a single block of substrate cost me about $2.50. When we factor in the cost of labor, rent/electric/labor/insurance, that price comes closer to $6/ block.

Meanwhile, if we look back to my pricing guide (grocery stores for approx. $10, chefs/restaurants for $11.33-$14, and farmers markets for $20+.) at 2 lbs/ per block each block can generate between $20 and $40. That's a 3x-6x profit margin.

- **The problem the product or service solves**:

Due to limited shelf life (7-10 days from harvest) local restaurant struggle to get quality mushrooms that surprise and delight their customers. Often times mushrooms are hidden behind other vegetables in a stir fry or tossed into a soup. With added availability of fresh, beautiful mushrooms chefs and families alike will have the ability to get creative and put mushrooms at the forefront of their preparations.

Restaurants like C.K Pearl (Essex) and Settler (Salem) take honor in offering foraged mushroom entree's in their establishments, the problem is that foraged mushrooms are exceedingly limited in quantity and seasonality. Creating systems that deliver exceptional quality and consistency allow at home chefs and restaurants to explore the nuances of each mushroom variety and create new dishes that enhance their dining experience.

- **Proprietary features that give UMC a competitive advantage**:

My greatest strength is my ability to recognize problems that exist within my operation and be adaptable enough to solve them. I have spent hundreds of hours researching and putting into practice systems that are streamlined and require the least amount of labor. Can I take credit for these methods? No. But I have reached out to many of the top mushroom producers in the country and developed relationships that are akin to mentorships. For example, Erik Loman who is the founder and owner of Cap and Stem Mushroom Company in Maine was kind enough to come down and personally give me advice and feedback about my operation. We exchange emails frequently and he has taken an interest in helping me learn the block production business. Cap and Stem operates the largest mushroom production facility in Maine. At over 100,000 sq.ft. of production space they produce over 18,000 blocks of substrate at any given time. Like myself, Eric was once a small mushroom block producer and has had the good fortune to find like minded people to help his dream grow in to what it is today. Having him in my corner as a mentor and confidant has helped me strengthen my resolve.

During a recent visit up to his operation he was kind enough to show me his process. Over the past 15 years he has troubleshot countless problems in his operation and openly allowed me to copy his method. He went as far as to take a look at the floor plan of the Pulaski Street property and lay out a floor plan to optimize the space! I'm of the opinion that when the student is ready, the teacher will appear and Erik has been just that for me.

Projections:

In this section I put forth three possible projections based on who I am distributing my product to. The actual net sales will likely fall somewhere in-between the three scenarios. All projections are based on a 300 lb. model.

Projection #1: Whole Sale distribution

300 lbs./wk x **$10** = $3,000/wk x 52 wks/yr = $156,000 gross return.
$33,000/yr Rent/Electric/Insurance =   - $33,000
$5,000/yr Raw Materials =   - $ 5,000
$50,000/yr part time labor =   - $50,000
                                               ―――――――――-
                                               $68,000 Net return

Projection #2: Chefs and Farmers markets.

300 lbs./wk x **$15** = $4,500/wk x 52 wks/yr = $234,000 Gross return.
$33,000/yr Rent/Electric/Insurance =   - $33,000
$5,000/yr Raw Materials =   - $ 5,000
$50,000/yr part time labor =   - $50,000
$15,000/yr delivery cost (van, insurance) =   - $15,000
                                               ―――――――――
                                               $131,000 Net return

Projection #3: Solely Farmers Markets/ At home grow kits

                          300 lbs./wk x **$20** = $6,000/wk x 52 wks/yr
= $312,000 Gross return.
$33,000/yr Rent/Electric/Insurance =   - $33,000
$5,000/yr Raw Materials =   - $ 5,000
$50,000/yr part time labor =   - $50,000
$15,000/yr delivery cost (van, insurance) =   - $15,000

—————

$209,000 Net return

Start Up Costs:
I already have most of the equipment needed to run the operation. Listed below are the required and ideal additions to run a successful operation.

Rent (1st, last, security)	$5,000	$9,000/ 3 months	Required
Insurance (General Liability)	$1,115		Required
Insurance (Commercial Property)	$595		Required
Workmans Comp.	$1,340		
Framing materials	$1,500		Required
Incubation Racks	$1,000		Optional (cheaper options available)
OSHA	$295		Required
Wholesale license	$300		Required
Hart box humidifier/s	$1,600	$3,200	Optional (cheaper options available)
Fenrir Bagging System	$1,500		Optional (cheaper options available)
Raw materials (hardwood Pellets)	$1,000		Required
8' steel table	$400		Optional (cheaper options available)
Exhaust for fruiting room	$500		Required
Boxes for finished product	$350		Required
Condenser/ Evaporator for walk in	$5,000		Required

Laminar flow filtration (2) 2'x4' systems	$1,200	$2,400	Optional (already have 2'x2' system)
Delivery Van	$350/month		Optional but will need in first 3 months.
Compost Pickup	$162		Optional but will need in first 3 months.
Total	$23,207	$30,357	

Work Force Development:

Running a farm takes a lot of work! While I plan on working to support each element of the business, I know I can't do it alone. Due to the nature of the work that needs to be done I plan to offer positions of employment to people with special needs. I've reached out to NorthEast Arc and APSE1 to see if my operation would be a suitable environment for them to work in. Much of the work I do is routine and uncomplicated. A typical job on the farm would be moving substrate bags from a table to a rack or loading/ unloading the sterilizer, simple tasks that take time and effort but really contribute to the efficiency of my operation. My grandfather Guido Masiero had a saying: "It's easy when you know how." With deliberate instruction and patience I can provide meaningful work for people in need of gainful employment. On the business side of things, these organizations sponsor their workers and subsidize their efforts. I see it as a win win for all involved.

I also plan on offering paid internships to students attending the Essex Agricultural School in Middleton. This would be a great opportunity for the right candidate to get their feet wet in the farming industry.

Contact Information:

I hope that this business plan has inspired interest in this endeavor. Please feel free to reach out with any questions or if you'd like to discuss investment opportunities. I am open to any ideas you may have. I can be reached at (978) 590-8896 and my email is matt.pinstein@gmail.com

Thanks for your thoughtful consideration,

-Matt Pinstein